centrica

082-04578

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	1 June, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	**3** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

[redacted]

09046564

SUPPL

JLL 7/20

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

1 June 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

1 June 2009

Centrica plc (the 'Company')
Director/PDMR shareholding

Notification of PDMR's Interest in Shares

On 29 May 2009, Chris Weston, a PDMR of the Company, sold 45,000 Centrica plc Ordinary $6^{14}/_{81}$ pence shares at a price of 247.5p per share. His total interest in shares following this transaction is 416,749 shares (0.008% of the issued share capital).

The Company was notified of the transaction, which took place in London, on 29 May 2009.

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900

Notes:

As announced on 26 May 2009 Chris Weston made an additional voluntary investment under the Deferred and Matching Share Scheme ("DMSS") and provided funds to the trustees who purchased 44,292 ordinary shares at 242.75p on his behalf at that time.

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	1 June, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	**3** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

1 June 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

1 June 2009

Centrica plc (the 'Company')
Director/PDMR shareholding

Notification of PDMR's Interest in Shares

On 29 May 2009, Chris Weston, a PDMR of the Company, sold 45,000 Centrica plc Ordinary $6^{14}/_{81}$ pence shares at a price of 247.5p per share. His total interest in shares following this transaction is 416,749 shares (0.008% of the issued share capital).

The Company was notified of the transaction, which took place in London, on 29 May 2009.

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900

Notes:

As announced on 26 May 2009 Chris Weston made an additional voluntary investment under the Deferred and Matching Share Scheme ("DMSS") and provided funds to the trustees who purchased 44,292 ordinary shares at 242.75p on his behalf at that time.

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	2 June, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	**4** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

2 June 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office: Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD

Tuesday, 2 June 2009

Centrica in agreement to acquire a stake in gas development block in Trinidad for future LNG supplies

Centrica plc, the parent company of British Gas, today announced it has reached an agreement with Canadian Superior Energy Inc. (TSX:SNG) under which Centrica could acquire a 45 per cent interest in gas development Block 5(c), located off the south east coast of Trinidad, for US$142.5 million (£87 million) in cash. The agreement is subject to pre-emption rights from the existing field partners and subject to approvals from the Trinidad Government and Canadian courts. The block is operated by BG Group, which holds a 30 per cent stake.

To date, successful exploratory drilling of Block 5(c) has identified significant contingent gas reserves, with recoverable reserves attributable to a 45 per cent equity stake estimated at 650 billion cubic feet (bcf), equivalent to around half Centrica's current UK gas reserves. Additional undrilled exploration opportunities could substantially increase the potential of the block.

This acquisition would provide Centrica with a material gas position in Trinidad which is close to existing gas pipeline infrastructure and Liquefied Natural Gas (LNG) export facilities. The gas could supply Centrica customers in the UK, with additional optionality provided by Centrica's North American customer base and the opportunity to sell into other Atlantic Basin markets.

Subject to development plan approval, the first gas from Block 5(c) could be delivered in 2014. Centrica's initial estimates of development capital expenditure attributable to a 45 per cent equity stake are around £400 million.

Sam Laidlaw, Chief Executive of Centrica, said: "Trinidad is one of the key export areas for Atlantic Basin LNG with substantial available reserves and infrastructure in place. Gas produced from this block could help address our long-term structural hedge position by reducing our exposure to volatile wholesale gas prices, offering a potential future gas supply option for our British Gas customers in the UK and for our Direct Energy customers in North America."

- ends -

Notes to editors

- Centrica plc would acquire the 45 per cent equity in Block 5(c) from Canadian Superior through its wholly-owned subsidiary, Centrica Resources Limited.
- Centrica has an existing position in Trinidad and Tobago through an equity interest in Block 2(ab).
- Centrica has taken delivery of six LNG cargoes into the UK within the last six months and has contracted another 10 cargoes for 2009 and 2010, utilising Centrica's import capacity at the Isle of Grain re-gasification facility.

Contacts

Centrica Investor Relations 01753 494900
Centrica Press Office 0845 072 8001

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC **Date:** 2 June, 2009

Fax: 001 202 772 9207

From: Secretariat **No. of pages** 4 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

RECEIVED
2009 JUN -5 A 11:10

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

2 June 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("**SIP**").

The SIP trustee, Equiniti Share Plan Trustees Limited (the "**Trustee**"), notified the Company on 2 June 2009 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 1 June 2009 held through the Trustee:

Directors	Number Of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	75	1,278,293
Sam Laidlaw	75	930,827
Nick Luff	75	509,085
Persons Discharging Managerial Responsibility		
Grant Dawson	75	450,638
Catherine May	75	80,867
Anne Minto	75	428,541
Chris Weston	75	416,824

* The 'Number of Shares Acquired' includes 53 Partnership shares acquired at 236.31 pence per share and 22 Matching shares acquired at 248.08 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 9,000 ordinary shares of 6 14/81 pence each from Equiniti Corporate Nominees Limited AESOP1 (Allocated shares) to Equiniti Corporate Nominees Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards June's allocation of Matching shares.

The SIP is made available to all UK employees and operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 22 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

Julia Foo
Centrica plc
01753 494016

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 2 June, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 4 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

2 June 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("Shares" and the "Company", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("SIP").

The SIP trustee, Equiniti Share Plan Trustees Limited (the "**Trustee**"), notified the Company on 2 June 2009 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 1 June 2009 held through the Trustee:

Directors	Number Of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	75	1,278,293
Sam Laidlaw	75	930,827
Nick Luff	75	509,085
Persons Discharging Managerial Responsibility		
Grant Dawson	75	450,638
Catherine May	75	80,867
Anne Minto	75	428,541
Chris Weston	75	416,824

* The 'Number of Shares Acquired' includes 53 Partnership shares acquired at 236.31 pence per share and 22 Matching shares acquired at 248.08 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 9,000 ordinary shares of 6 14/81 pence each from Equiniti Corporate Nominees Limited AESOP1 (Allocated shares) to Equiniti Corporate Nominees Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards June's allocation of Matching shares.

The SIP is made available to all UK employees and operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 22 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

Julia Foo
Centrica plc
01753 494016

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	1 June, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

1 June 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

1 June 2009

British Gas to acquire Energy and Building Management Solutions Limited

Centrica plc, through its British Gas Business division, today announced that it has acquired Energy and Building Management Solutions Limited for a cash consideration of up to £3.2 million. The business combines energy management and consulting services with the capability to design, install, maintain and repair building control systems.

This acquisition strengthens British Gas Business's position in the UK's expanding business energy services market, which it entered last year through the acquisition of BMSi. This market is expected to grow to £2 billion[1] over the next five years as businesses seek to reduce energy costs and carbon emissions.

- ends -

Notes to editors

Centrica plc is acquiring Energy and Building Management Solutions Limited though its wholly-owned subsidiary, British Gas Energy Services Ltd.

[1] Forecast of the size of the business energy services market comes from Centrica's analysis of a variety of market sources including Federation of Environmental Trade Association, Building Control Industry Association (BCIA), UKCEED, Energy Systems Trade Association, Carbon Trust, and SMT Consulting.

Contacts

Centrica investor relations: 01753 494900
Media Relations: 0845 072 8001

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	29 May, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

29 May 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

29 May 2009

Centrica plc ('the Company')

Total Voting Rights

In conformity with the Disclosure and Transparency Rules ('the Rules'), we notify the market of the following:

As at 29 May 2009, the issued capital of the Company comprised 5,117,526,295 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 5,117,526,295 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Rules.

Julia Foo
Centrica plc
01753 494 016

centrica

03 June 2009

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

2009 JUN -5 A 9:15

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
3 June 2009

Centrica plc Non-Executive Director declaration

Centrica plc announces that Mary Francis, its senior independent non-executive director, has been appointed as a non-executive director of Cable & Wireless plc with effect from 1 July 2009.

This disclosure is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001